UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended November 30, 2005.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to ___________

Commission File Number: 1-10226

A. Full title of plan and the address of plan, if different from that of the issuer named below:

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Rowe Companies
1650 Tysons Blvd.
Suite 710
McLean, Virginia 22102

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Report of Independent Registered Public Accounting Firm

The Rowe Companies/Rowe Furniture Division
401(k) Retirement Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan as of November 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 21,2006

BDO Seidman, LLP

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

November 30,	**2005**	2004
Assets		
Investments, at fair value (Note 3):		
Registered investment companies	**$ 6,869,538**	6,188,229
Common and collective trusts	**4,400,772**	3,720,773
Selfdirected brokerage	**6,309,097**	6,201,085
Common stock – The Rowe Companies	**539,800**	1,160,072
Money market	**397,097**	428,608
Participant loans	**719,718**	695,342
Total investments	**19,236,022**	18,394,109
Net assets available for benefits	**$ 19,236,022**	$ 18,394,109

See accompanying notes to financial statements.

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**2005**	2004
Income from investments:		
Interest – participant loans	**$ 32,125**	$ 28,609
Dividends	**292,744**	171,622
Net appreciation in fair value of investments (Note 3)	**659,219**	2,325,735
Total income from investments	**984,088**	2,525,966
Contributions:		
Employer	**702,301**	399,642
Employees	**1,251,994**	767,929
Rollovers	**71,912**	54,529
Total contributions	**2,026,207**	1,222,100
Benefit payments	**(2,126,503)**	(1,369,587)
Administrative expenses	**(41,879)**	(37,193)
Net increase in net assets available for benefits	**841,913**	2,341,286
Net assets available for benefits, beginning of year	18,394,109	16,052,823
Net assets available for benefits, end of year	**$ 19,236,022**	$ 18,394,109

See accompanying notes to financial statements.

1. Description of Plan

The following description of The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering all salaried and hourly employees of Rowe Furniture Inc. (the "Company"), a wholly-owned subsidiary of The Rowe Companies, who have completed at least six months of service during one year of employment and are at least 21 years of age. Employees who have met the length of service requirement and elect to participate in the Plan may do so on March 1, June 1, September 1, or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants of the Plan may contribute up to 75% of their annual compensation, as defined in the Plan not to exceed the limits set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes, out of its available profits, 100% of the participant's contribution up to 3% of compensation and 50% of the participant's contribution for the next 2% of compensation. The Company may make annual profit-sharing contributions that are discretionary as determined by the Board of Directors. The participant must be employed on the last day of the Plan year and complete 1,000 hours of service during the Plan year to be eligible for any profit-sharing contributions. No profit-sharing contribution was made for the years ending November 30, 2005 and 2004.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time. Participants may change their deferred percentages every quarter.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations of Plan earnings and administrative expenses are based on participants' account balances as of the end of plan year. Allocations of Company contributions are based on participants' compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All amounts credited to a participant's account are immediately 100% vested and non-forfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest or installment payments as specified in the Plan. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Participant Loans – Participants may borrow from the Plan a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's accounts and bear interest at the prime rate (7% and 5% at November 30, 2005 and 2004, respectively) on the first business day of the month in which the loan was requested. The repayment period of general purpose and primary residence loans cannot exceed five and fifteen years, respectively. Principal and interest is paid ratably through monthly payroll deductions.

Administrative Expenses – All administrative expenses are paid by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition – The Plan's investments in common and collective trust funds, registered investment companies, and common stock associated with The Rowe Companies and self-directed brokerage accounts are stated at fair value based on quoted market prices. Corporate and government bonds and notes associated with self-directed brokerage accounts are valued based on yields currently available on comparable securities with similar credit ratings. Participant loans are valued at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual method of accounting.

Payment of Benefits – Benefits are recorded when paid.

3. Investments

Under the terms of a trustee agreement with Mercer HR Services (formerly Putnam Fiduciary Trust Company) (the Trustee) for the years ended November 30, 2005 and 2004, the Trustee manages the funds on behalf of the Plan. The Trustee is required to invest and reinvest in funds solely in accordance with instructions of the participants.

The Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices or yields currently available on comparable securities with similar credit ratings as follows:

November 30,	**2005**	2004
Shares of registered investment companies	**$ 476,658**	$ 568,818
Shares of investment in collective trusts	**19,060**	16,292
Self-directed brokerage	**536,849**	1,059,950
Common stock – The Rowe Companies	**(373,348)**	680,675
	$ 659,219	$2,325,735

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**2005**	2004
Self-directed brokerage accounts	**$ 6,309,097**	$ 6,201,085
Putnam Stable Value Fund	**4,119,503**	3,513,643
Putnam Research Fund	**2,252,227**	2,680,420
Putnam Capital Opportunities Fund	**1,115,330**	1,395,436
Common Stock – The Rowe Companies	**-**	1,160,072

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Mercer HR Services (formerly Putnam Fiduciary Trust Company) for the years ended November 30, 2005 and 2004. Mercer HR Services is a trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

Schedule of Assets Held for Investment Purposes

November 30, 2005

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
	Self-Directed Brokerage	Various	a	$ 6,309,097
*	Putnam Stable Value Fund	4,119,503 units	a	4,119,503
*	Putnam Research Fund	155,005 units	a	2,252,227
*	Putnam Capital Opportunities Fund	84,239 units	a	1,115,330
*	Common Stock – The Rowe Companies	207,615 shares	a	539,800
*	Putnam Equity Income Fund	38,062 units	a	636,013
*	Putnam Money Market Fund	397,097 units	a	397,097
*	Putnam Asset Allocation – Conservative	21,471 units	a	200,113
*	George Putnam Fund of Boston	22,454 units	a	400,357
*	Putnam International Equity Fund	15,205 units	a	388,945
*	Putnam American Government Income Fund	13,867 units	a	123,135
*	Putnam Asset Allocation – Balanced	57,423 units	a	638,546
*	Putnam Asset Allocation – Growth	18,256 units	a	220,354
*	Putnam S&P 500 Index Fund	8,746 units	a	281,269
*	Putnam Growth Opportunities Fund	10,070 units	a	135,548
*	Putnam Retirement Ready 2010 Fund	17 units	a	1,038
*	Putnam Retirement Ready 2015 Fund	64 units	a	4,348
*	Putnam Retirement Ready 2020 Fund	879 units	a	59,382
*	Putnam Retirement Ready 2025 Fund	498 units	a	36,913
*	Putnam Retirement Ready 2030 Fund	616 units	a	43,464
*	Putnam Retirement Ready 2035 Fund	476 units	a	34,043
*	Putnam Retirement Ready 2040 Fund	524 units	a	38,292
*	Putnam Retirement Ready 2045 Fund	292 units	a	21,302
	Vanguard Small Cap Index Fund	10,469 units	a	301,714
	American Funds AMCAP R4	8,164 units	a	156,418
	PIMCO Total Return Fund	5,899 units	a	62,056
*	Participants Loans	Prime Rate	-	719,718
				$ 19,236,022

** Party-in-interest.*

a – The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION 401(K)
RETIREMENT PLAN
Registrant

Date: 5/26/6

/Gerald M. Birnbach
Plan Administrator

Date: _______

Timothy J. Fortune
Plan Administrator

Date: _______

Garry W. Angle
Plan Administrator

Date: 5/26/6

Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION 401(K)
RETIREMENT PLAN
Registrant

Date: _______

____
Gerald M. Birnbach
Plan Administrator

Date: 5/26/6

____
Timothy J. Fortune
Plan Administrator

Date: _______

____
Garry W. Angle
Plan Administrator

Date: _______

____
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION 401(K)
RETIREMENT PLAN
Registrant

Date: _______

Gerald M. Birnbach
Plan Administrator

Date: _______

Timothy J. Fortune
Plan Administrator

Date: 5/26/6

Garry W. Angle
Plan Administrator

Date: _______

Deborah C. Jacks
Plan Administrator

EXHIBITS

(a) Exhibits

23 Consent of Independent Registered Public Accounting Firm

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Exhibit (23)

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Rowe Companies
McLean, Virginia

We hereby consent to the incorporation by reference in this Registration Statement (Form S-8 No. 33-77766) pertaining to the The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan of our report dated April 21, 2006, with respect to the financial statements and schedule of the The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan included in the Annual Report (Form11-K) for the plan years ended November 30, 2005 and 2004.

BDO Seidman, LLP

BDO Seidman, LLP

High Point, North Carolina
May 24, 2006